UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                        Solarfun Power Holdings Co., Ltd.
                                (Name of Issuer)

                  Ordinary Shares, par value $0.0001 per share
                         (Title of Class of Securities)

                                   83415U108**
                                 (CUSIP Number)

                                January 25, 2008
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     **There is no CUSIP number assigned to the Ordinary Shares of the Company (as defined below). CUSIP number 53415U108 has been assigned to the American Depositary Shares ("ADS") of the Company, which are quoted on The NASDAQ Global Market under the symbol "SOLF." Each ADS represents 5 Ordinary Shares.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                               Page 1 of 12 Pages

CUSIP No. 83415U108                       13G                Page 2 of 12 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Highbridge International LLC
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,858,505 Ordinary Shares (see Item 4(a))

                    $44,000,000 aggregate principal amount of
                    Convertible Senior Notes due January 15, 2018
                    convertible into 11,503,272 Ordinary Shares (see
                    Item 4(a))
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    1,858,505 Ordinary Shares (see Item 4(a))

                    $44,000,000 aggregate principal amount of
                    Convertible Senior Notes due January 15, 2018
                    convertible into 11,503,272 Ordinary Shares (see
                    Item 4(a))
--------------------------------------------------------------------------------
     (9)       AGGREGATE AMOUNT BENEFICIALLY OWNED
               BY EACH REPORTING PERSON
               1,858,505 Ordinary Shares (see Item 4(a))

               $44,000,000 aggregate principal amount of Convertible Senior Notes due January 15, 2018 convertible into 11,503,272
               Ordinary Shares (see Item 4(a))
-----------------------------------------------------------------------
     (10)      CHECK BOX IF THE AGGREGATE AMOUNT
               IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
--------------------------------------------------------------------------------
     (11)      PERCENT OF CLASS REPRESENTED BY AMOUNT
               IN ROW (9)
               4.48%
--------------------------------------------------------------------------------
     (12)      TYPE OF REPORTING PERSON **
               OO
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 83415U108                       13G                Page 3 of 12 Pages


--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Highbridge Convertible Arbitrage Master Fund, L.P.
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    240,000 Ordinary Shares (see Item 4(a))

                    $6,000,000 aggregate principal amount of
                    Convertible Senior Notes due January 15, 2018
                    convertible into 1,568,628 Ordinary Shares (see
                    Item 4(a))
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    240,000 Ordinary Shares (see Item 4(a))

                    $6,000,000 aggregate principal amount of
                    Convertible Senior Notes due January 15, 2018
                    convertible into 1,568,628 Ordinary Shares (see
                    Item 4(a))
--------------------------------------------------------------------------------
     (9)       AGGREGATE AMOUNT BENEFICIALLY OWNED
               BY EACH REPORTING PERSON
               240,000 Ordinary Shares (see Item 4(a))

               $6,000,000 aggregate principal amount of Convertible Senior
               Notes due January 15, 2018 convertible into 1,568,628
               Ordinary Shares (see Item 4(a))
--------------------------------------------------------------------------------
     (10)      CHECK BOX IF THE AGGREGATE AMOUNT
               IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
--------------------------------------------------------------------------------
     (11)      PERCENT OF CLASS REPRESENTED
               BY AMOUNT IN ROW (9)
               0.63%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            PN
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 83415U108                       13G                Page 4 of 12 Pages


--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE
            PERSONS

            Highbridge Capital Management, LLC                    20-1901985
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            State of Delaware
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    2,098,505 Ordinary Shares (see Item 4(a))

                    $50,000,000 aggregate principal amount of
                    Convertible Senior Notes due January 15, 2018
                    convertible into 13,071,900 Ordinary Shares (see
                    Item 4(a))
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    2,098,505 Ordinary Shares (see Item 4(a))

                    $50,000,000 aggregate principal amount of
                    Convertible Senior Notes due January 15, 2018
                    convertible into 13,071,900 Ordinary Shares (see
                    Item 4(a))
--------------------------------------------------------------------------------
     (9)       AGGREGATE AMOUNT BENEFICIALLY OWNED
               BY EACH REPORTING PERSON
               2,098,505 Ordinary Shares (see Item 4(a))

               $50,000,000 aggregate principal amount of Convertible Senior Notes due January 15, 2018 convertible into 13,071,900
               Ordinary Shares (see Item 4(a))
--------------------------------------------------------------------------------
     (10)      CHECK BOX IF THE AGGREGATE AMOUNT
               IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
--------------------------------------------------------------------------------
     (11)      PERCENT OF CLASS REPRESENTED
               BY AMOUNT IN ROW (9)
               5.05%
--------------------------------------------------------------------------------
     (12)      TYPE OF REPORTING PERSON **
               OO
--------------------------------------------------------------------------------

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 83415U108                       13G                Page 5 of 12 Pages


--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Glenn Dubin
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    2,098,505 Ordinary Shares (see Item 4(a))

                    $50,000,000 aggregate principal amount of
                    Convertible Senior Notes due January 15, 2018
                    convertible into 13,071,900 Ordinary Shares (see
                    Item 4(a))
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    2,098,505 Ordinary Shares (see Item 4(a))

                    $50,000,000 aggregate principal amount of
                    Convertible Senior Notes due January 15, 2018
                    convertible into 13,071,900 Ordinary Shares (see
                    Item 4(a))
--------------------------------------------------------------------------------
     (9)       AGGREGATE AMOUNT BENEFICIALLY OWNED
               BY EACH REPORTING PERSON
               2,098,505 Ordinary Shares (see Item 4(a))

               $50,000,000 aggregate principal amount of Convertible Senior Notes due January 15, 2018 convertible into 13,071,900
               Ordinary Shares (see Item 4(a))
--------------------------------------------------------------------------------
     (10)      CHECK BOX IF THE AGGREGATE AMOUNT
               IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
--------------------------------------------------------------------------------
     (11)      PERCENT OF CLASS REPRESENTED
               BY AMOUNT IN ROW (9)
               5.05%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            IN
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 83415U108                       13G                Page 6 of 12 Pages


--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Henry Swieca
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    2,098,505 Ordinary Shares (see Item 4(a))

                    $50,000,000 aggregate principal amount of
                    Convertible Senior Notes due January 15, 2018
                    convertible into 13,071,900 Ordinary Shares (see
                    Item 4(a))
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    2,098,505 Ordinary Shares (see Item 4(a))

                    $50,000,000 aggregate principal amount of
                    Convertible Senior Notes due January 15, 2018
                    convertible into 13,071,900 Ordinary Shares (see
                    Item 4(a))
--------------------------------------------------------------------------------
     (9)       AGGREGATE AMOUNT BENEFICIALLY OWNED
               BY EACH REPORTING PERSON
               2,098,505 Ordinary Shares (see Item 4(a))

               $50,000,000 aggregate principal amount of Convertible Senior Notes due January 15, 2018 convertible into 13,071,900
               Ordinary Shares (see Item 4(a))
--------------------------------------------------------------------------------
     (10)      CHECK BOX IF THE AGGREGATE AMOUNT
               IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
--------------------------------------------------------------------------------
     (11)      PERCENT OF CLASS REPRESENTED BY AMOUNT
               IN ROW (9)
               5.05%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            IN
--------------------------------------------------------------------------------

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 83415U108                       13G                Page 7 of 12 Pages


Item 1.

(a)  Name of Issuer

           Solarfun Power Holdings Co., Ltd., Inc., a Cayman Islands corporation (the "Company")

(b)  Address of Issuer's Principal Executive Offices

           666 Linyang Road
           Qidong, Jiangsu Province 226200
           People's Republic of China


Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship


           HIGHBRIDGE INTERNATIONAL LLC
           c/o Harmonic Fund Services
           The Cayman Corporate Centre, 4th Floor
           27 Hospital Road
           Grand Cayman, Cayman Islands, British West Indies
           Citizenship:  Cayman Islands, British West Indies

           HIGHBRIDGE CONVERTIBLE ARBITRAGE MASTER FUND, L.P.
           c/o Harmonic Fund Services
           The Cayman Corporate Centre, 4th Floor
           27 Hospital Road
           Grand Cayman, Cayman Islands, British West Indies
           Citizenship:  Cayman Islands, British West Indies

           HIGHBRIDGE CAPITAL MANAGEMENT, LLC IRS #: 20-1901985
           9 West 57th Street, 27th Floor
           New York, New York  10019
           Citizenship:  State of Delaware

           GLENN DUBIN
           c/o Highbridge Capital Management, LLC
           9 West 57th Street, 27th Floor
           New York, New York 10019
           Citizenship:  United States

           HENRY SWIECA
           c/o Highbridge Capital Management, LLC
           9 West 57th Street, 27th Floor
           New York, New York 10019
           Citizenship:  United States


Item 2(d)  Title of Class of Securities

        Ordinary Shares, $0.0001 par value per share ("Ordinary Shares")

Item 2(e)  CUSIP Number

            83415U108**


--------------------------
**There is no CUSIP number assigned to the Ordinary Shares of the Company (as defined below). CUSIP number 53415U108 has been assigned to the American Depositary Shares ("ADS") of the Company, which are quoted on The NASDAQ Global Market under the symbol "SOLF." Each ADS represents 5 Ordinary Shares.

CUSIP No. 83415U108                       13G                Page 8 of 12 Pages


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
 (c), check whether the person filing is a:

(a)  [ ] Broker or dealer registered under Section 15 of the Act
         (15 U.S.C. 78o).

(b)  [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)  [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4.   Ownership

            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

            (a) Amount beneficially owned:

            As of the date of this filing, (i) Highbridge International LLC beneficially owns 1,858,505 Ordinary Shares and $44,000,000 aggregate principal amount of Convertible Senior Notes due January 15, 2018 (the "Notes") convertible into 2,300,654 ADSs, which represent 11,503,272 Ordinary Shares,
(ii) Highbridge Convertible Arbitrage Master Fund, L.P. beneficially owns 240,000 Ordinary Shares and $6,000,000 aggregate principal amount of Notes convertible into 313,726 ADSs, which represent 1,568,628 Ordinary Shares and
(iii) each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca may be deemed the beneficial owner of the 2,098,505 Ordinary Shares beneficially owned by Highbridge International LLC and Highbridge Convertible Arbitrage Master Fund, L.P. and the $50,000,000 aggregate principal amount of the Notes convertible into 2,614,380 ADSs, which represent 13,071,900 Ordinary Shares beneficially owned by Highbridge International LLC and Highbridge Convertible Arbitrage Master Fund, L.P. The Ordinary Shares held by the Reporting Persons are held in the form of ADS. Each ADS represents 5 Ordinary Shares.

CUSIP No. 83415U108                       13G                Page 9 of 12 Pages


            Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC and Highbridge Convertible Arbitrage Master Fund, L.P. Glenn Dubin is the Chief Executive Officer of Highbridge Capital Management, LLC. Henry Swieca is the Chief Investment Officer of Highbridge Capital Management, LLC. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of Ordinary Shares owned by another Reporting Person. In addition, each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of Ordinary Shares owned by Highbridge International LLC and Highbridge Convertible Arbitrage Master Fund, L.P.

            (b) Percent of class:

            The Company's prospectus filed pursuant to Rule 424(b)(4) on January 24, 2008 (the "Prospectus"), indicates that after the completion of the offering contemplated by the Prospectus (including after the exercise of the over-allotment option by the underwriter), there are 287,052,799 Ordinary Shares outstanding. Therefore as of the date of this filing, based on the Company's outstanding Ordinary Shares, (i) Highbridge Convertible Arbitrage Master Fund, L.P. beneficially owns 0.63% of the outstanding Ordinary Shares of the Company,
(ii) Highbridge International LLC beneficially owns 4.48% of the outstanding Ordinary Shares of the Company and (iii) each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca may be deemed to beneficially own 5.05% of the outstanding Ordinary Shares of the Company. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of Ordinary Shares owned by another Reporting Person.

            (c) Number of shares as to which such person has:

                       (i)   Sole power to vote or to direct the vote

                             0

                       (ii)  Shared power to vote or to direct the vote

                             See Item 4(a)

                       (iii) Sole power to dispose or to direct the disposition
                             of

                             0

                       (iv) Shared power to dispose or to direct the disposition of

                             See Item 4(a)

Item 5.  Ownership of Five Percent or Less of a Class

        Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

        Not applicable.

CUSIP No. 83415U108                       13G                Page 10 of 12 Pages


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

       See Exhibit I.

Item 9.  Notice of Dissolution of Group

       Not applicable.

Item 10. Certification

            By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of February 8, 2008, by and among Highbridge Convertible Arbitrage Master Fund, L.P., Highbridge International LLC, Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca.

CUSIP No. 83415U108                       13G                Page 11 of 12 Pages


                                   SIGNATURES

            After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 8, 2008

HIGHBRIDGE INTERNATIONAL LLC              HIGHBRIDGE CONVERTIBLE ARBITRAGE
                                          MASTER FUND, L.P.
By: Highbridge Capital Management, LLC
    its Trading Manager                   By: Highbridge Capital Management, LLC
                                          its Trading Manager

By: /s/ Noah Greenhill
    -------------------------
Name:  Noah Greenhill                     By: /s/ Noah Greenhill
Title: Managing Director                      -------------------------
                                          Name:  Noah Greenhill
                                          Title: Managing Director


HIGHBRIDGE CAPITAL MANAGEMENT, LLC

                                           /s/ Henry Swieca
                                           -------------------------
                                           HENRY SWIECA

By: /s/ Noah Greenhill
    -------------------------
Name:  Noah Greenhill
Title: Managing Director



/s/ Glenn Dubin
-------------------------
GLENN DUBIN

CUSIP No. 83415U108                       13G                Page 12 of 12 Pages


                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Ordinary Shares, $0.0001 par value, of Solarfun Power Holdings Co., Ltd., is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of February 8, 2008



HIGHBRIDGE INTERNATIONAL LLC              HIGHBRIDGE CONVERTIBLE ARBITRAGE
                                          MASTER FUND, L.P.

By: Highbridge Capital Management, LLC
    its Trading Manager                   By: Highbridge Capital Management, LLC
                                              its Trading Manager

By: /s/ Noah Greenhill
    -------------------------
Name: Noah Greenhill                      By: /s/ Noah Greenhill
Title: Managing Director                     -------------------------
                                          Name:  Noah Greenhill
                                          Title: Managing Director


HIGHBRIDGE CAPITAL MANAGEMENT, LLC

                                          /s/ Henry Swieca
                                          -------------------------
                                          HENRY SWIECA

By: /s/ Noah Greenhill
-------------------------
Name:  Noah Greenhill
Title: Managing Director



/s/ Glenn Dubin
-------------------------
GLENN DUBIN